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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               GENZYME CORPORATION
             (Exact name of Registrant as Specified in its Charter)

              MASSACHUSETTS                              06-1047163
 (State of Incorporation or Organization)   (I.R.S. Employer Identification No.)

 ONE KENDALL SQUARE, CAMBRIDGE, MASSACHUSETTS                          02139
   (Address of Principal Executive Offices)                          (Zip Code)

If this Form relates to the              If this Form relates to the
registration of a class of securities    registration of a class of securities
pursuant to Section 12(b) of Exchange    pursuant to Section 12(g) of the
Act and is effective upon filing         Exchange Act and is effective pursuant
pursuant to General Instruction A.(c),   to General Instruction A.(d), please
please check the following box.   / /    check the following box. /X/

Securities Act registration statement file number
 to which this form relates:
                               --------------------------------------
                                          (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

 Title of Each Class        Name of Each Exchange on Which Each Class is to be
 to be so Registered                            Registered
        NONE                                       NONE

Securities to be registered pursuant to Section 12(g) of the Act:


             GENZYME GENERAL DIVISION COMMON STOCK, $0.01 PAR VALUE
        GENZYME MOLECULAR ONCOLOGY DIVISION COMMON STOCK, $0.01 PAR VALUE
            GENZYME BIOSURGERY DIVISION COMMON STOCK, $0.01 PAR VALUE
                                (Title of Class)

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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         The purpose of this Registration Statement is to register and describe a new series of the Registrant's common stock, the Genzyme Biosurgery Division Common Stock , $0.01 par value. Included in this description is a description of the Registrant's other two series of common stock, the Genzyme General Division Common Stock , $0.01 par value, and the Genzyme Molecular Oncology Division Common Stock , $0.01 par value, which have been previously registered pursuant to section 12(g) of the Exchange Act of 1934, as amended.

OVERVIEW OF GENZYME'S "TRACKING STOCK" CAPITAL STRUCTURE

Throughout the discussion below:

         - "Genzyme General Stock" refers to the Genzyme General Division Common Stock , $0.01 par value, a series of Genzyme's common stock designed to reflect the value and track the performance of its Genzyme General Division;

         - "Molecular Oncology Stock" refers to the Genzyme Molecular Oncology Division Common Stock , $0.01 par value, a series of Genzyme's common stock designed to reflect the value and track the performance of its Genzyme Molecular Oncology Division; and

         - "Biosurgery Stock" refers to the Genzyme Biosurgery Division Common Stock , $0.01 par value, a series of Genzyme's common stock designed to reflect the value and track the performance of its Genzyme Biosurgery Division.

Genzyme has three series of common stock--Genzyme General Stock, Molecular Oncology Stock, Biosurgery Stock--which it refers to as "tracking stock." Tracking stock is common stock of Genzyme that, unlike typical common stock, is designed to track the financial performance of a specific subset of the company's business operations and related allocated assets, rather than operations and assets of the entire company. For instance, operations and assets dedicated to Genzyme's cancer treatment business are referred to as the Genzyme Molecular Oncology division. That division is not a company or legal entity; consequently, the division does not and could not issue stock. Therefore, Molecular Oncology Stock is not stock of Genzyme Molecular Oncology division, but rather a series of Genzyme Corporation's common stock containing special provisions intended to tie the value of that stock primarily to the operations and assets of Genzyme Corporation that it attributes to its Genzyme Molecular Oncology division.

The chief mechanism intended to cause a Genzyme tracking stock to "track" the financial performance of its corresponding division are special provisions in Genzyme's charter governing dividends and distributions. The provisions governing dividends provide that Genzyme's board has discretion to decide if and when to declare dividends subject to certain limitations. Those limitations are dependent, in part, upon the excess of earnings and paid-in capital or of the fair value of the net assets allocated to the related division over the outstanding tracking stock's combined par value and amounts needed to satisfy preferences and debt obligations allocated to the related division. Within these and other, general limitations under Genzyme's charter and Massachusetts law, the amount of any dividend payment will be at the board's discretion. When deciding whether to declare a dividend, and for how much, the board would consider, among other things, Genzyme's earnings, financial condition, capital requirements and level of indebtedness. To date, Genzyme has never paid or declared a cash dividend on shares of any of its series of common stock, nor does it anticipate doing so in the foreseeable future. Unless declared, dividends do not accrue on Genzyme's tracking stock.

The charter provisions governing distributions require that a distribution be made to holders of Molecular Oncology Stock, Biosurgery Stock if all or substantially all of the assets allocated to that stock's corresponding division are sold to a third party. This mandatory distribution can be in the form of a dividend, a redemption of the division's related tracking stock or an exchange of that tracking stock for Genzyme General Stock, as chosen by Genzyme's board in its discretion. The distribution, if by dividend or redemption, must equal in value the net after-tax proceeds


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received from the sale. If Genzyme's board chooses to make the distribution by issuing Genzyme General Stock in exchange for the selling division's related tracking stock, then the exchange must be effected at a 10% premium to the corresponding tracking stock's average market price following announcement of the sale.

Genzyme aids investors in evaluating the net worth and earnings performance of each of its divisions by

         - defining in its charter, those programs that will initially comprise the division; and

         - publishing quarterly financial statements that break out the assets and liabilities and results of operations of each tracked division for the reported periods.

The financial statements include audited annual and unaudited quarterly financial statements and separate management's discussion and analysis for each division and Genzyme Corporation. Genzyme manages and accounts for transactions between the division and its other divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by Genzyme's board. Genzyme publicly discloses these divisional management and accounting policies; the policies appear in Exhibit 3 to this Registration Statement. With some exceptions contained in the policies, Genzyme's board retains the discretion to revise the policies at any time, subject to its fiduciary duties to stockholders.

The separate financial statements do not represent any physical segregation of assets among divisions or separate division accounts. They are an accounting presentation only, for the purpose of permitting investors to assess the financial performance of the operations and assets allocated to each division.

While tracking stock is designed to reflect a division's performance, it remains common stock of the entire company. Therefore, a tracking stockholder is a common stockholder subject to risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to any division are nonetheless subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, a holder of tracking stock would have no direct claim against the assets allocated to the corresponding tracked division; a holder of tracking stock would only have the rights of a common stockholder in the combined assets of Genzyme, subject also to the Genzyme charter's allocation of liquidation units as discussed below under the heading "Liquidation Rights."

AUTHORIZED CAPITAL STOCK

Genzyme is authorized to issue 390,000,000 shares of common stock, $0.01 par value per share, of which:

-        200,000,000 shares have been designated Genzyme General Stock;

-        40,000,000 shares have been designated Molecular Oncology Stock;

-        100,000,000 shares have been designated Biosurgery Stock; and

-        50,000,000 shares remain undesignated as to a series.

     In addition, Genzyme is authorized to issue 10,000,000 shares of preferred stock, $0.01 par value per share, of which:

- 2,000,000 shares have been designated Series A Junior Participating Preferred Stock;

- 1,000,000 shares have been designated Series B Junior Participating Preferred Stock;

- 400,000 shares have been designated Series C Junior Participating Preferred Stock; and

-        6,600,000 shares remain undesignated as to a series.


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        Each series of junior participating preferred stock is meant to be associated with one of the series of common stock and would be issued under Genzyme's stockholder rights plan upon the occurrence of events described below under the heading "Anti-Takeover Measures."

Throughout this description of Genzyme's capital stock, unless otherwise stated, the "fair market value" of any series of Genzyme common stock means its average per share closing price for the 20 consecutive trading days beginning on the 30th trading day before the shares are valued.

DIVIDENDS

Genzyme has never paid cash dividends on its stock. Currently, Genzyme intends to retain its earnings to finance future growth. Therefore, it does not expect to pay any cash dividends on its common stock in the near future.

Genzyme can declare and pay dividends on a series of its common stock only in amounts permitted by its charter, and only if it has funds legally available for that purpose. Under state law, Genzyme can pay a dividend if it is solvent, would remain solvent after paying the dividend, and the payment would not violate its charter. Subject to these limitations, Genzyme's board may, in its sole discretion, declare and pay dividends exclusively on any series of its common stock in equal or unequal amounts.

Genzyme's charter sets the amount available for dividends payable on a tracking stock. The amount available is the excess of either:

- the fair value of the net assets allocated to the tracking stock's corresponding division; or, if greater,

- the equity amount initially allocated to that division as adjusted to reflect:

         -- the net income or loss attributable to the division as adjusted for the allocation of tax benefits in accordance with our management and accounting policies;

         -- any dividends or other distributions, including by reclassification or exchange, declared or paid on shares of capital stock attributable to the division, excluding those paid with a stock attributable to a division to holders of that stock;

         -- repurchases or issuances of capital stock attributed to the division; and

         -- any other adjustments made to stockholders' equity of the division consistent with GAAP;

       over the sum of:

- the total par value of all outstanding shares of capital stock attributed to the division; and

- unless Genzyme's charter permits otherwise, the total amount of preferential payments that would be due to holders of preferred stock attributed to the division, if any, upon Genzyme's dissolution less that preferred stock's aggregate par value and any amount needed by the division to pay debts allocated to the division as they become due.

        If the above-described available dividend amount is less than would otherwise be available under Massachusetts law, assuming that the division were a separate corporation, then the greater amount permitted by law shall be the available dividend amount.

EXCHANGE OF BIOSURGERY STOCK AND MOLECULAR ONCOLOGY STOCK

Genzyme may exchange any series of its tracking stock, other than Genzyme General Stock, for cash, securities, other property and/or Genzyme General Stock upon the terms described below.


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OPTIONAL EXCHANGE

Under Genzyme's charter, the board may, at any time, exchange all outstanding shares of Molecular Oncology Stock and Biosurgery Stock for any combination of cash and/or Genzyme General Stock having a fair market value equal to 130% of the fair market value of the series to be exchanged. Fair market value will be determined as of the day Genzyme first publicly announces the exchange.

Genzyme could exercise the optional exchange at any future time if its board determines that, considering current facts and circumstances, an equity structure consisting of several series of common stock is no longer in the best interests of all of its stockholders. Genzyme could make an exchange, however, at a time that is disadvantageous to the holders of a particular series of its common stock. The board's right to exchange at any time all outstanding shares of Molecular Oncology Stock or Biosurgery Stock for any combination of cash and/or Genzyme General Stock with a fair market value 30% greater than the fair market value of the stock being exchanged does not prevent the board from offering to exchange the shares on other terms. Although the holders of the shares to be exchanged would have to approve any alternative offer, Genzyme could make the offer on terms less favorable than those of this optional exchange provision.

If at any time Genzyme receives an opinion of tax counsel that an "adverse tax event" has occurred due to a "tax law change," Genzyme may exchange the Molecular Oncology or Biosurgery Stock for Genzyme General Stock, and not for cash, at its fair market value. This means that the holders of the exchanged stock would not receive any premium in the exchange.

The phrase "adverse tax event," with respect to any series of Genzyme's common stock, means an event making it more likely than not, for U.S. federal income tax purposes, that:

- Genzyme or its stockholders are, or will be in the future, taxed upon issuance of shares of that series; or

- shares of that series or of Genzyme General Stock are not, or will not be in the future, treated solely as Genzyme's common stock.

     The phrase "tax law change" means either:

- any enactment of or change in federal, state or other tax laws or regulations, including any proposed changes announced by a legislative committee or administrative agency; or

- any official or administrative pronouncement, action or judicial decision interpreting or applying the tax laws or regulations.

     For purposes of tax counsel's opinion, it may be assumed that any legislative or administrative proposals will be adopted or enacted as proposed.

A third optional exchange provision provides that at any time at which all of the assets allocated to a division (excluding Genzyme General) --and only that division's assets-- are held by a wholly-owned subsidiary (or subsidiaries) of Genzyme, the board can redeem all outstanding shares of the division's corresponding tracking stock in exchange for the subsidiary's stock. This type of transaction is commonly referred to as a "spin off" of a line of business to existing shareholders. The end result, in the case of Biosurgery Stock, for example, would be that Genzyme Biosurgery would exist as a separate corporate entity, owned by stockholders who had formerly held Biosurgery Stock. If at the time of the spin off, any shares of tracking stock corresponding to the spun off division were designated for the benefit of Genzyme General, then an appropriate number of shares of the spun off corporation would be issued to Genzyme and allocated to Genzyme General.

MANDATORY EXCHANGE

Under Genzyme's charter, following the sale of all or substantially all of the assets of Genzyme Molecular Oncology or Genzyme Biosurgery, as the case may be, Genzyme's board would be required to authorize, chosen at


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its sole discretion, one of the following mandatory payments to holders of the tracking stock corresponding to the sold division:

     - PAYMENT METHOD 1. A pro rata dividend payment of cash, securities (other than Genzyme common stock) or other property to those tracking stockholders in an amount equal to the after-tax net proceeds of the sale.

     - PAYMENT METHOD 2. A redemption of all or a portion of the outstanding stock corresponding to that division. If all of the assets allocated to the division were sold, Genzyme would redeem all outstanding stock corresponding to that division for cash, securities (other than Genzyme common stock) or other property in an amount equal to the sale's net proceeds. If substantially all (but not all) of the assets allocated to that division were sold, Genzyme would redeem a pro rata portion of the stock corresponding to that division in an amount equal to the sale's net proceeds.

     - PAYMENT METHOD 3. An exchange of each share of stock corresponding to that division for shares of Genzyme General Stock equal to 110% of the average closing price of the exchanged stock. The average closing price of each stock would be calculated during the 10-day trading period beginning on the fifth trading day AFTER Genzyme's announcement of the sale's estimated net proceeds.

The board's decision may be made at any time prior to 20 business days after the date on which Genzyme announces the estimated net proceeds received from the sale. The redemption or dividend payment under methods 1 and 2 described above could be in the form of cash, securities or other property, but not Genzyme common stock, and need not be in the same form as the cash, securities and/or other property paid by the third party purchasing the assets. An exchange under method 3, on the other hand, could be completed only with Genzyme General Stock.

To determine the amount of cash, securities or other property distributable to stockholders after the sale of the associated division's assets, two calculations would be made. First, the net proceeds of the sale would be computed. Net proceeds would equal the gross proceeds of the sale, less taxes, transactional costs, liabilities allocated to another Genzyme division because of the sale, and amounts payable to any holders of preferred stock that corresponds to the division. Second, the amount of net proceeds allocable for distribution to the division's corresponding tracking stockholders would be calculated. This amount is the product of the net proceeds multiplied by a fraction. The fraction equals the outstanding shares of the division's corresponding tracking stock divided by the sum of those outstanding shares plus the shares corresponding to the division then designated for the benefit of Genzyme General. (For an explanation of designated shares, see "Molecular Oncology Designated Shares and Biosurgery Designated Shares" below.)

In establishing the value of the cash, property and/or securities that comprise the gross proceeds of a sale:

-        cash will be valued at face value;

- securities will be valued at the average of their intra-day high and low trading prices (or if there is no market for the security, at their fair value determined by Genzyme's board) on the date of the sale; and

- property, other than cash and securities, will be valued at its fair value on the date of the sale, as determined by Genzyme's board.

Similarly, the value of cash, property and/or securities (other than Genzyme General Stock distributed under Payment Method 3) distributed to stockholders will be established in the same manner and as of the date of the sale. Interest earned up until the record date on any cash net proceeds distributed to stockholders will be included in that distribution payment.

Genzyme's board must announce the estimated net proceeds of the sale no later than 20 business days after the sale is completed. Within 20 business days following that announcement, the board must choose and announce which of the three payment methods it will use. Within 60 business days after the announcement of the payment method selected, Genzyme must complete the distribution to the stockholders.


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Under the terms of the Molecular Oncology Stock and Biosurgery Stock, there are four types of asset sales that will not trigger a mandatory payment to stockholders:

- a sale of assets to an entity controlled, as determined by the board, by Genzyme;

- a sale of assets primarily for equity in a buyer that Genzyme's board determines is engaged primarily in a business similar or complementary to that of the division;

- a distribution to a division's corresponding tracking stockholders of Genzyme's equity interest (which is allocated entirely to that division) in one or more Genzyme subsidiaries that hold all of the assets allocated to that division (and only those assets)--namely, a "spin off" of Genzyme's ownership of the division to that division's corresponding stockholders; and

- a sale of a assets allocated to a division conditioned on the affirmative vote of that division's corresponding stockholders voting together as a single class.

TERMINATION OF CASH EXCHANGE FEATURE

Under Genzyme's charter, if Genzyme receives an opinion of tax counsel at any time that, because of a tax law change, its right to exchange Molecular Oncology or Biosurgery Stock for cash would cause an adverse tax event, then Genzyme's board may by majority vote elect to terminate its right to exchange that tracking stock for cash. If Genzyme's board elects to terminate this right, then we will only have the right to exchange that tracking stock for Genzyme General Stock, and not for cash. In the case of the mandatory exchange feature, elimination of the cash exchange right will result in the mandatory exchange provision requiring Genzyme to exchange the tracking stock corresponding to a division whose associated assets are being sold into shares of Genzyme General Stock based on both stocks' fair market value as of the date of the sale's announcement and at no premium.

VOTING RIGHTS

Stockholders of all series of Genzyme's common stock vote together as one class on all matters on which common stockholders generally are entitled to vote, including the election of directors. The following chart shows the number of votes per share to which each series of common stock is entitled on such matters:


                                            NUMBER OF VOTES PER SHARE
SERIES                                       UNTIL DECEMBER 31, 2000
Genzyme General Stock.................                 1.00
Molecular Oncology Stock..............                 0.08
Biosurgery Stock......................                 0.50

You can calculate the percentage of a series' total voting power at any time, by dividing that series' number of votes -- that is, the total number of outstanding shares of a series multiplied by the vote per share to which that series is entitled -- by the total number of votes held by all series.

On January 1, 2001 and on January 1st every two years afterward, Genzyme's charter requires it to adjust the number of votes per share to which Molecular Oncology Stock and Biosurgery Stock are entitled as follows:


                                                 fair market value of a share of Molecular Oncology Stock
Number of votes per                         =        --------------------------------------------------
share of Molecular Oncology Stock                fair market value of a share of Genzyme General Stock


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                                                 fair market value of a share of Biosurgery  Stock
Number of votes per                         =        --------------------------------------------------
share of Biosurgery Stock                        fair market value of a share of Genzyme General Stock

If no shares of Genzyme General Stock are outstanding on that date, then of the series that are outstanding, the one with the highest fair market value per share becomes the "base" series. That series becomes the denominator in the formula above and has one vote per share. Each other series then has the number of votes per share determined under the above formulas, after replacing Genzyme General Stock in the denominator with the new base series.

Genzyme's charter provides for adjustment of the voting rights of the Molecular Oncology Stock and Biosurgery Stock to avoid dilution of any series' voting rights in the event the outstanding shares of any series are subdivided or combined by stock split, reverse stock split, reclassification or otherwise, or a stock dividend or distribution is issued to stockholders of that series. If shares of only one series are outstanding, or if shares of any series are entitled to vote separately as a class, each share of that series will have one vote.

The purpose of the periodic adjustments to the relative voting rights of each series is to ensure that a holder's voting rights more closely reflect the market value of the holder's investment in Genzyme. These adjustments to voting rights may influence the investment activities of an investor interested in acquiring and maintaining a fixed percentage of Genzyme's voting power. The adjustments will limit the ability of an investor in one series to obtain for the same consideration more or less voting power per share than investors in another series. If the relative market values of each series of common stock change before the first adjustment or in between any adjustments an investor in one series may acquire relatively more or less voting power for the same consideration when compared with investors in another series.

While generally all Genzyme common stockholders vote together as a single class, Genzyme's charter requires that holders of a series affected by any of the following proposals approve the proposal at a meeting at which both a quorum is present and the votes in favor of the proposal exceed those against it:

         - to allow any proceeds from a disposition of the properties or assets allocated to a division to be used in the business of another division without fair compensation;

         - to allow any properties or assets allocated to a division to be used in the business of another division or to declare or pay any dividend or distribution on any series of common stock not attributed to that division without fair compensation;

         - to issue shares of any series of common stock without allocating the proceeds of the issuance to the division represented by that series except, however, for "designated" shares;

         - to change the rights or preferences of any series in a manner that affects the series adversely; or

         - to effect any merger or business combination in which (a) stockholders of all series together will no longer own, directly or indirectly, at least fifty percent (50%) of the voting power of the surviving corporation, and (b) stockholders of all series will not receive the same form of consideration, distributed among stockholders in proportion to the market capitalization of each series of Genzyme's common stock as of the date of the first public announcement of the merger or business combination.

If, however, Genzyme receives an opinion of tax counsel at any time that, because of a tax law change, the special voting rights described above would cause an adverse tax event, then Genzyme may, by vote of a majority of all of its common stock outstanding voting as one class--without need of an additional, separate series vote--eliminate the special voting rights of the Molecular Oncology and/or Biosurgery Stock.

Under Massachusetts law, any amendment to Genzyme's charter that would adversely alter or change the powers, preferences or special rights of any series of common stock must be approved by a majority of the outstanding shares of each affected series, voting together as a single class.


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The following types of charter amendments are considered to adversely affect a series of stock under Massachusetts law:

- alteration or abolishment any of any preferential right of stock having preferences;

- creation, alteration or abolishment of any redemption right of the stock;

-        alteration or abolishment of any preemptive right of the stock;

- creation or alteration (other than abolishment) of any restriction on transfer of the stock; and

- exclusion or limitation of the stockholder's right to vote on a matter except a limitation by virtue of voting rights given to new shares being authorized of a new or existing class of stock.

Massachusetts law does not currently provide for any other separate voting rights for a series of common stock. Consequently, because most matters brought to a stockholder vote will require only the approval of a majority of all of Genzyme's outstanding capital stock entitled to vote and because the holders of Genzyme General Stock currently have more than the number of votes required to approve a matter, those stockholders currently are in a position to control the outcome of most votes.

LIQUIDATION RIGHTS

If Genzyme voluntarily or involuntarily dissolves, liquidates or winds up its affairs, common stockholders will be entitled to receive any net assets remaining for distribution after Genzyme has satisfied or made provision for its debts and obligations and for payment to any stockholders with preferential rights to receive distributions of its net assets. Genzyme will distribute any remaining assets to common stockholders on a per share basis in proportion to each series' respective per share liquidation units. Common stockholders will have no direct claim against any particular assets of Genzyme or its subsidiaries. Each series has the following number of liquidation units per share:


SERIES                                                     NUMBER OF LIQUIDATION UNITS
                                                           ---------------------------
Genzyme General Stock.                                                 100
Molecular Oncology Stock                                               25
Biosurgery Stock                                                       50

Genzyme will adjust the liquidation units of the Biosurgery Stock and Molecular Oncology Stock only to avoid dilution in the aggregate liquidation rights of any series in the event the outstanding shares of any series are subdivided or combined by stock split, reverse stock split, reclassification or otherwise, or a dividend or distribution is given to stockholders of that series. A merger or business combination or a sale of all or substantially all of its assets will not be treated as a liquidation.

Genzyme may not, however, without approval from each series voting as a separate class, effect a merger or business combination involving Genzyme that results in:

- stockholders of all series no longer owning, directly or indirectly, at least 50% of the voting power of the surviving corporation; and

- stockholders of each series not receiving the same form of consideration distributed among stockholders in proportion to the market capitalization of each series of common stock as of the date of the first public announcement of the merger or business combination.

MOLECULAR ONCOLOGY DESIGNATED SHARES AND BIOSURGERY DESIGNATED SHARES

Designated shares are authorized but unissued shares which Genzyme's board may from time to time issue, sell or otherwise distribute without allocating the proceeds or other benefits of the issuance, sale or distribution to the


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division tracked by the shares. Until the shares are issued by Genzyme's board, designated shares are not outstanding shares of stock, and, therefore, may not receive dividends and cannot be voted by Genzyme.

MOLECULAR ONCOLOGY DESIGNATED SHARES

On September 30, 2000, there were 2,000,198 Molecular Oncology designated shares, which, if issued, would represent 11.5% of the outstanding shares of Molecular Oncology Stock. The number of Molecular Oncology designated shares, from time to time will be:

         - adjusted to reflect subdivisions or combinations by stock split, reverse stock split or otherwise of the Molecular Oncology Stock and dividends or distributions of shares of Molecular Oncology Stock to holders of Molecular Oncology Stock and other reclassifications of Molecular Oncology Stock;

-        decreased by

- the number of any designated shares of Molecular Oncology Stock that Genzyme issues;

         - the number of any shares of Molecular Oncology Stock issued upon the exercise or conversion of securities convertible into Molecular Oncology Stock that are attributed to Genzyme General; and

         - the number of any shares of Molecular Oncology Stock that Genzyme issues as a dividend or distribution or by reclassification, exchange or otherwise to holders of Genzyme General Stock; and

-        increased by

         - the number of any outstanding shares of Molecular Oncology Stock that Genzyme repurchases, the consideration for which was paid by Genzyme General; and

         - the number of shares of Molecular Oncology Stock equal to the fair value, as determined by Genzyme's board, of assets or properties allocated to Genzyme General that are reallocated to Genzyme Molecular Oncology (excluding reallocations that represent sales at fair value between those divisions) divided by the fair market value of one share of Molecular Oncology Stock on the date of that reallocation.

BIOSURGERY DESIGNATED SHARES

The initial number of Biosurgery designated shares will be the aggregate total of the pre-existing Surgical Products designated shares converted into Biosurgery designated shares at a ratio of 1-for-0.6060 and of the pre-existing Tissue Repair designated shares converted at a ratio of 1-for-0.3352 at the effective time of the Amendment.

Based on the number of Surgical Products designated shares and Tissue Repair designated shares existing as of September 30, 2000, upon the creation of Genzyme Biosurgery, there would be 1,995,354 Biosurgery designated shares, which, if issued, would represent 5.4% of the outstanding shares of Biosurgery Stock, assuming that there are 34,800,000 shares of Biosurgery Stock outstanding after the tracking stock exchange and the merger. Following the creation of Biosurgery stock, that number, from time to time will be:

         - adjusted to reflect subdivisions or combinations by stock split, reverse stock split or otherwise of the Biosurgery Stock and dividends or distributions of shares of Biosurgery Stock to holders of Biosurgery Stock and other reclassifications of Biosurgery Stock;

-        decreased by

- the number of any designated shares of Biosurgery Stock that Genzyme issues;

         - the number of any shares of Biosurgery Stock issued upon the exercise or conversion of securities convertible into Biosurgery Stock that are attributed to Genzyme General; and

         - the number of any shares of Biosurgery Stock Genzyme issued as a dividend or distribution or by reclassification, exchange or otherwise to Genzyme General Stockholders; and

-        increased by

- the number of any outstanding shares of Biosurgery Stock that Genzyme repurchases, the consideration for which was paid by Genzyme General;

         - the number of shares of Biosurgery Stock equal to the fair value, as determined by Genzyme's board, of assets or properties allocated to Genzyme General that are reallocated to Genzyme Biosurgery (excluding reallocations that represent sales at fair value between those divisions) divided by the fair market value of one share of Biosurgery Stock on the date of that reallocation; and

         - the number of shares of Biosurgery Stock equal to (1) the aggregate fair market value of any shares of Genzyme General Stock issued to the limited partners of Genzyme Development Partners in connection with Genzyme's exercise on behalf of Genzyme Biosurgery of Genzyme's purchase option to reacquire all of the limited partnership interests of that partnership divided by (2) the fair market value of one share of Biosurgery Stock on the date of the exercise.

Whenever Genzyme issues or sells additional shares of any series of common stock, Genzyme will identify:

         - the number of shares issued and sold for account of a particular division to which they relate, the proceeds of which will be allocated to and reflected in the financial statements of that division; and

         - the number of shares issued and sold from the designated shares of Molecular Oncology Stock and/or Biosurgery Stock.

If Genzyme repurchases outstanding shares of Molecular Oncology Stock or Biosurgery Stock, Genzyme will identify the number of shares that are repurchased for consideration that was derived from Genzyme General and the number of designated shares may increase accordingly.

DETERMINATIONS BY GENZYME'S BOARD

Any determination made by Genzyme's board in good faith under any of the provisions described above will be final and binding on all stockholders.

"ANTI-TAKEOVER" PROVISIONS

CONTRACTUAL MEASURES

Genzyme's charter and by-laws contain provisions that could discourage potential takeover attempts and prevent stockholders from changing Genzyme's management. For example, Genzyme's board is authorized to issue shares of common stock and preferred stock in series, enlarge the board's size and fill any vacancies on the board. Also, stockholders face restrictions on calling a special meeting of stockholders, bringing business before an annual meeting and nominating candidates for election as directors. Genzyme also has agreements with some of its officers that contain change of control provisions.

In addition, Genzyme has a stockholder rights plan, the Amended Rights Agreement. Under the plan, each outstanding share of Genzyme's common stock carries with it a right, currently unexercisable, that if triggered permits the holder to purchase large amounts of Genzyme's or any successor entity's securities at a discount and/or trade those purchase rights separately from the common stock. The rights are triggered when a person acquires, or makes a tender or exchange offer to acquire, 15% of Genzyme's common stock's voting power. The plan, however, prohibits the 15%-acquiror, or its affiliates, from exercising its Genzyme shares' purchase rights. As a result, the acquiror's interest in Genzyme is substantially diluted.

A summary of the rights is provided below under "5(c) Description of the Amended Rights Agreement." The rights are described more completely in the Amended Rights Agreement itself, which is contained in Exhibit 4 to Genzyme's Registration Statement on Form 8-A filed on December 19, 2000 registering rights to purchase the Biosurgery Stock, and is incorporated in this document by reference.

BUSINESS COMBINATION STATUTE

Under the Massachusetts Business Combination statute, if a person acquires 5% or more of the outstanding voting stock of a Massachusetts corporation without the approval of its board of directors, that person becomes an interested stockholder and he or she may not engage in business combination transactions with the corporation for three years. There are exceptions to this prohibition, including:

         - if the board of directors approves the acquisition of stock or the transaction before the time that the person became an interested stockholder;

         - if the interested stockholder acquires 90% of the outstanding voting stock of the company, excluding voting stock owned by directors who are also officers and some employee stock plans, in one transaction; or

         - if the transaction is approved by the board and by two-thirds of the outstanding voting stock not owned by the interested stockholder.

     Genzyme is subject to the Massachusetts Business Combination statute unless it elects, with stockholder approval, not to be. Genzyme has not elected to be exempt and does not currently intend to do so.

CONTROL SHARE ACQUISITION STATUTE

The Massachusetts Control Share Acquisition statute provides that each and any time a person offers to acquire, or acquires, shares of stock permitting it to control at least 20%, 33 1/3% or a majority of the voting power of a corporation, it cannot vote those acquired shares unless the acquiror obtains the approval of a majority in interest of the shares held by all stockholders, excluding shares held by the acquiror, officers of the corporation, and directors who are also employees of the corporation. The statute does not require that the acquiror have already purchased the shares before the stockholder vote.

As permitted under Massachusetts law, Genzyme has elected not to be governed by the Massachusetts Control Share Acquisition statute. However, the statute permits Genzyme's board to elect at a future date to be governed by the statute by amending the company's by-laws accordingly. Any such amendment, however, would apply only to acquisitions that occur after the effective date of the amendment.

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company is the registrar and transfer agent for each series of Genzyme's common stock. Its telephone number is (212) 936-5100.

5(b) DESCRIPTION OF GENZYME'S MANAGEMENT AND ACCOUNTING POLICIES

OVERVIEW

Because each of Genzyme's operating divisions is part of a single company, Genzyme's board has adopted policies to address issues that may arise among divisions and to govern the management of and the relationships between each division. The issues addressed by the policies include:

         -        the financing of each division;

         -        competition among the divisions;

         -        inter-divisional business transactions;

         -        access to technology and know-how;

         -        corporate opportunities; and

         - the allocation of debt, corporate overhead, interest, taxes and other charges among the divisions.

Summarized below are the policies as they relate to Genzyme's three divisions. We recommend that you read the full text of the policies, which is contained in
Exhibit 3 to this Registration Statement. With a few exceptions that are noted, Genzyme's board may modify or rescind the policies, or adopt additional policies, in its sole discretion without approval of the stockholders, subject only to the board's fiduciary duty to Genzyme's stockholders.

PURPOSE OF GENZYME GENERAL, GENZYME MOLECULAR ONCOLOGY AND GENZYME BIOSURGERY

The purpose of Genzyme General is to develop and market therapeutic products and diagnostic services and products. The purpose of Genzyme Molecular Oncology is to create a focused, integrated oncology business that will develop and commercialize novel therapeutic and diagnostic products and services based on molecular tools and genomic information. The purpose of Genzyme Biosurgery is to create a business with a comprehensive approach to the field of biosurgery by developing and commercializing a portfolio of products for the treatment and prevention of serious tissue injury (excluding products developed on behalf of Genzyme Development Partners) and a portfolio of devices, biomaterials, biotherapeutics and other products for the field of biosurgery.

In addition to the programs initially assigned to each of the divisions, Genzyme expects that the product and service portfolio of each division will expand through the addition of complementary programs, products and services developed either internally or externally, including outside of Genzyme. Genzyme will operate and manage each of the divisions similarly to Genzyme General except as provided in the policies.

REVENUE ALLOCATION AND RECOGNITION

Genzyme allocates revenues from the sale or licensing of products and services to the division to which those products or services had been allocated. When products and services that are normally sold by a division to third parties are used by other divisions, Genzyme records interdivisional revenue and interdivisional purchases, which Genzyme describes in detail in its policy "Other Interdivisional Transactions."

EXPENSE ALLOCATION

Genzyme charges all direct expenses to the division that has incurred the expenses. Genzyme's policy "Other Interdivisional Transactions" addresses expenses other than direct expenses.

ASSET ALLOCATION

Genzyme allocates assets that are exclusively dedicated to the production of goods and services of a particular division to that division. Genzyme addresses the use of production assets by more than one division in its policy "Other Interdivisional Transactions."

TAX ALLOCATIONS

Genzyme allocates income taxes to each division based upon the financial statement income, taxable income, credits and other amounts properly allocable to it under generally accepted accounting principles as if it were a separate taxpayer. As of the end of any fiscal quarter, however, if a division cannot use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, Genzyme may allocate the tax benefit to the other divisions in proportion to their taxable income without any compensating payment or allocation.

ACQUISITIONS OF PROGRAMS, PRODUCTS OR ASSETS

If Genzyme acquires any programs, products or assets from a third party, it will allocate among its divisions the aggregate cost of the acquisition and the programs, products or assets acquired. In the case of material acquisitions, Genzyme will make the allocation in a manner that its board determines to be fair and reasonable to each division and to holders of the common stock representing each division, taking into account matters that its board and its financial advisors, if any, deem relevant. Genzyme's policies provide that the determinations by its board will be final and binding on all holders of common stock.

DISPOSITION OF PROGRAMS, PRODUCTS OR ASSETS

If Genzyme disposes of any programs, products or assets that do not consist of all or substantially all of the assets allocated to a division, it will allocate all proceeds to the division to which the program, product or asset had been allocated. If a program, product or asset was allocated to more than one division, Genzyme will allocate the proceeds among the divisions based on their interests in the program, product or asset. Genzyme will make the allocation in a manner that its board determines to be fair and reasonable to each of the divisions and to holders of the common stock representing each of the divisions, taking into account matters that its board and its financial advisors, if any, deem relevant. Genzyme's policies provide that the determinations by its board will be final and binding on all holders of common stock.

INTERDIVISIONAL ASSET TRANSFERS

Genzyme's board may at any time reallocate any program, product or other asset from one division to any other division. It will make reallocations at fair market value, determined by its board, taking into account the following criteria in the case of a program under development:

         -        the commercial potential of the program;

         -        the phase of clinical development of the program;

- the expenses associated with realizing any income from the program and the likelihood and timing of the realization; and

         - other matters that Genzyme's board and its financial advisors, if any, deem relevant.

        One division may pay another division the consideration for a reallocation in cash or other consideration with a value equal to the fair market value of the reallocated assets. In the case of a reallocation of assets from Genzyme General to another division, Genzyme's board may elect instead to account for the reallocation as an increase in the designated shares representing the division to which the assets are reallocated in accordance with the provisions of Genzyme's charter.

These policies regarding transfers of assets between divisions will not be changed by Genzyme's board without the approval of the holders of the common stock representing each of the divisions voting as a separate class. If, however, the policy change affects one or more, but not all of the divisions, only holders of shares of the affected division(s) will be entitled to vote on the matter.

OTHER INTERDIVISIONAL TRANSACTIONS

Genzyme's divisions may engage in transactions directly with one or more other divisions or jointly with one or more other divisions and one or more third parties. These transactions may include agreements by one division to provide products and services for use by another division, license agreements and joint ventures or other collaborative arrangements involving more than one division to develop new products and services jointly and with third parties. The division providing the products or services does not recognize revenue unless the division provides those products or services to unrelated third parties as part of its ordinary conduct of business. The transactions will be subject to the following conditions:

         - Genzyme will charge research and development (including clinical and regulatory support), distribution, sales, marketing, and general and administrative services (including allocated space) performed by one division for another division to the division for which the services are performed on a cost basis. It charges all direct expenses to the division that has incurred the expenses. It will allocate direct labor and indirect costs in reasonable and consistent manners based on the use by a division of relevant services.

         - Genzyme will charge the manufacturing of goods and services by one division exclusively for another division to the division for which it is performed on a cost basis. It will include in manufacturing costs an interest charge on the gross fixed assets used in the manufacturing process. It will determine gross fixed assets for the facility used at the beginning of each fiscal year. The interest rate will be Genzyme's short term borrowing rate at the beginning of each fiscal year. Genzyme will allocate direct labor and indirect costs in reasonable and consistent manners based on the benefit received by a division of related goods and services.

         - Other than transactions involving research and development, distribution, sales, marketing, general and administrative services, which are addressed above, all interdivisional transactions will be on terms and conditions obtainable in arm's length transactions with third parties.

         - Genzyme's board must approve interdivisional transactions that are performed on terms and conditions other than as described above and that are material to one or more of the participating divisions. In giving its approval, Genzyme's board must determine that the transaction is fair and reasonable to each participating division and to holders of the common stock representing each participating division.

         - Divisions may make loans to other divisions. Any loan of $1 million or less will mature within 18 months and interest will accrue at the best borrowing rate available to Genzyme for a loan of a similar type and duration. Genzyme's board must approve any loan in excess of $1 million. In giving its approval, the board must determine that the material terms of such loan, including the interest rate and maturity date, are fair and reasonable to each participating division and to holders of the common stock representing each such division.

         - All material interdivisional transactions will be set forth in a written agreement signed by an authorized member of the management team of each division involved in the transaction.

ACCESS TO TECHNOLOGY AND KNOW-HOW

Each division will have unrestricted access to all of Genzyme's technology and know-how that may be useful in that division's business, subject to any obligations or limitations that apply to the company.

DISPOSITION OF DESIGNATED SHARES OF MOLECULAR ONCOLOGY STOCK AND BIOSURGERY
STOCK

Genzyme's board may from time to time and in its sole discretion dispose of designated shares of Molecular Oncology Stock and Biosurgery Stock in the following manner:

         - issue the designated shares upon the exercise or conversion of outstanding stock options, warrants or convertible securities allocated to Genzyme General;

         - sell the designated shares for any valid purpose, subject to the restrictions set forth in Genzyme's policy entitled "Issuance and Sale of Additional Shares of Common Stock," which is set forth on page; and

         - distribute the designated shares as a dividend to the holders of shares of Genzyme General Stock.

MOLECULAR ONCOLOGY DESIGNATED SHARES

Genzyme will distribute substantially all of the designated shares of Molecular Oncology Stock to holders of record of Genzyme General Stock, if as of November 30 of each year, the number of Molecular Oncology designated shares exceeds 10% of the number of shares of Molecular Oncology Stock then issued and outstanding. Genzyme will, however, reserve for issuance a number of shares equal to the sum of:

         - the number of Molecular Oncology designated shares reserved for issuance with respect to securities convertible into Genzyme General Stock which include stock options, stock purchase rights, warrants or other securities convertible into or exercisable for shares of Genzyme General Stock, then outstanding as a result of anti-dilution adjustments required by the terms of these instruments or approved by Genzyme's board, plus

         - the number of Molecular Oncology designated shares reserved by Genzyme's board as of that date for sale not later than six months afterwards, with the proceeds to be allocated to Genzyme General.

BIOSURGERY DESIGNATED SHARES

Genzyme will distribute substantially all of the designated shares of Biosurgery Stock to holders of record of Genzyme General Stock if, as of September 30 of each year, the number of Biosurgery designated shares exceeds 10% of the number of shares of Biosurgery Stock then issued and outstanding. Genzyme will, however, reserve a number of shares equal to the sum of:

         - the number of Biosurgery designated shares reserved for issuance with respect to securities convertible into Genzyme General Stock which then outstanding as a result of anti-dilution adjustments required by the terms of these instruments or approved by Genzyme's board, plus

         - the number of Biosurgery designated shares reserved by Genzyme's board as of that date for sale not later than six months afterwards, with the proceeds to be allocated to Genzyme General.

ISSUANCE AND SALE OF ADDITIONAL SHARES OF COMMON STOCK

When Genzyme issues additional shares of its common stock, it will identify both:

         - the number of shares issued and sold for the account of the division to which they relate and the corresponding proceeds, which Genzyme will allocate to and reflect in the financial statements of that division; and

         - the number of shares issued and sold for the account of Genzyme General, which will reduce the number of designated shares of that division.

Genzyme will not, however, sell any designated shares of a division, except upon exercise or conversion of options, warrants or convertible securities issued by Genzyme General that were adjusted as a result of a dividend of Molecular Oncology Stock or Biosurgery Stock paid to holders of Genzyme General Stock, unless either:

         - Genzyme's board determines that the division has sufficient cash to fund its operations for at least the next 12 months; or

         - Genzyme is then selling shares of a division for that division's own account in an amount that will produce proceeds sufficient to fund that division's cash needs for the next 12 months.

OPEN MARKET PURCHASES OF SHARES OF COMMON STOCK

Genzyme may purchase its common stock in the open market in accordance with applicable securities law requirements. Genzyme will not, however, purchase its Molecular Oncology Stock or Biosurgery Stock if, as an immediate result, the number of that series' designated shares will exceed 60% of the sum of the number of that series' shares outstanding and the number of its designated shares. Additionally, Genzyme may not, within 90 days of any open market purchase of shares of any of those series, exercise the right provided under its charter to exchange shares of that series for cash and/or shares of Genzyme General Stock.

CLASS VOTING

Where Genzyme has provided that the approval of the holders of a series of its tracking stock is required to take any action pursuant to these policies or Genzyme's charter, the requirement may be satisfied if the action is approved by a majority of the votes cast at a meeting of the holders of that series at which a quorum is present. This is in addition to any stockholder approval required by Massachusetts law.

NON-COMPETE

Genzyme's divisions may not materially engage in each other's principal businesses other than through joint ventures or other collaborative arrangements involving more than one division to develop new products and services jointly and with third parties. These permissible transactions are subject to the conditions set forth on page in Genzyme's policy entitled "Interdivisional Asset Transfers." The divisions may compete in a business which is not a principal business of another division. Genzyme's board may determine in its good faith business judgment whether particular activities of one division constitute a material engagement in the principal businesses of another division.

CORPORATE OPPORTUNITIES

Genzyme's board will review any matter which involves the allocation of a material corporate opportunity to any of the divisions, or in part to one division and in part to another division. The board will make its determination with regard to the allocation and benefit of an opportunity in accordance with its good faith business judgment of the best interests of Genzyme and all of its stockholders as a whole. In making this allocation, the board may consider, among other factors:

- whether a particular corporate opportunity is principally related to the business of a particular division;

- whether one division, because of its managerial or operational expertise, will be better positioned to undertake the corporate opportunity;

- whether one division, because of its allocated financial resources, will be better positioned to undertake the corporate opportunity; and

-        existing contractual agreements and restrictions.

ITEM 2.  EXHIBITS.

     EXHIBIT NO.                         DESCRIPTION
     -----------                         -----------

         1. Restated Articles of Organization of the Registrant. Filed herewith.

         2. By-Laws of the Registrant. Filed as Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999. (File No. 0-14680), and incorporated herein by reference.

         3. Management and Accounting Policies Governing the Relationship of Genzyme Divisions. Filed herewith.

                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                GENZYME CORPORATION

Date:  December 18, 2000        By: /s/ Michael S. Wyzga
                                    --------------------------------------------

                                Name:    Michael S. Wyzga
                                Title:   Senior Vice President,
                                         Finance and Chief Financial Officer

                                  EXHIBIT LIST


     EXHIBIT NO.                         DESCRIPTION
     -----------                         -----------

         1. Restated Articles of Organization of the Registrant. Filed herewith.

         2. By-Laws of the Registrant. Filed as Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999. (File No. 0-14680), and incorporated herein by reference.

         3. Management and Accounting Policies Governing the Relationship of Genzyme Divisions. Filed herewith.